July 31, 2024

VIA EDGAR

Mr. Doug Jones

Ms. Lyn Shenk

Ms. Rebekah Reed

Ms. Lilyanna Peyser

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Autozi Internet Technology (Global) Ltd. (CIK No. 0001959726)
Request to Withdraw Registration Statement on Form F-1, as amended,
Post-Effective Amendment No.1 to Registration Statement on Form F-1, and
Amendment No.1 to Post-Effective Amendment No.1 to Registration Statement on Form F-1 (File No. 333-273166)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Autozi Internet Technology (Global) Ltd. (the “Company”) respectfully requests the immediate withdrawal of:

•

Registration Statement on Form F-1 (File No. 333-273166) initially filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2023, together with all exhibits thereto and amendments thereto (the “Registration Statement”), as originally declared effective by the Commission on July 1, 2024;

•	Post-Effective Amendment No.1 to the Registration Statement filed with the Commission on July 18, 2024, together with all exhibits thereto (the “POS AM”); and

•	Amendment No.1 to Post-Effective Amendment No.1 to the Registration Statement filed with the Commission on July 29, 2024, together with all exhibits thereto (the “Amendment to POS AM”)

effective as of the date hereof or at the earliest practical date thereafter.

The Company is withdrawing the Registration Statement, the POS AM and the Amendment to POS AM (collectively, the “Registration Documents”) because it no longer plans to consummate the offering described in the Registration Documents and it expects to file a new registration statement for the offering. The undersigned represents that no securities were sold in connection with the Registration Documents.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Documents. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Documents be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

* * *

If you have any questions regarding this request for withdrawal, please contact our counsel, Yang Ge of DLA Piper UK LLP, by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

[Signature page follows]

Very truly yours,

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	Chief Executive Officer,
Chairman of the Board of the Directors

[Signature Page — Company]